September 25, 2009

Alicia Lam
Christina Harley
Hugh West, Accounting Branch Chief
Kathryn Mc Hale, Staff Attorney
Division of Corporation Finance
U.S. SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549-4561

Re: TIB Financial Corp.
 Form 10-K For Fiscal Year Ended December 31, 2008, Filed March 16, 2009;
 Form 10-K/A, Filed March 17, 2009;
   Form 10-Q for the Quarterly Period Ended June 30, 2009, Filed August 10, 2009;
   and File No. 000-21329

Dear U.S. Securities and Exchange Commission staff:

We have reviewed your comment letter dated September 16, 2009 and have prepared the following responses. Please advise us if after reviewing this information, you have additional comments, questions or concerns.

We appreciate your assistance in our compliance with the applicable disclosure requirements and the suggestions to enhance and improve the overall disclosures in future filings.

Form 10-K for Fiscal Year Ended December 31, 2008

Original Comment

Stock Price Performance Graph, page 22

1.	It appears that you have not included the performance graph in your Form 10-K as required by Item 201(e). Please confirm that you have provided this graph in your annual report to security holders.

Management’s Response

Yes, the chart was included in the annual report sent to shareholders with the proxy materials.

Original Comment

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Allowance and Provision for Loan Losses, page 38

2.
We note the continued deterioration in the credit quality of your loan portfolio. Please revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your nonperforming and impaired loans. Discuss the relationship between you nonperforming and impaired loans and the allowance for loan losses and link this information to the increase in your allowance for loan losses and discuss in detail the extent to which your nonperforming and impaired loans are collateralized.

Management’s Response

In future filings, beginning with the 2009 third quarter Form 10-Q, we will augment the disclosures of non-accrual and impaired loans to include the statement we made on page 39 of our 2008 annual report on Form 10-K that impaired loans and nonaccrual loans are defined differently and a loan may be included in either the non-accrual or impaired category or both. We plan to clarify and expand the disclosure entitled Impaired Loans to state that impaired loans include the nonaccrual loans described in the tables that follow in the section entitled Non-performing Assets as well as explicitly state the amount of impaired loans that represent restructured loans which are accruing interest and the amount of other potential problem loans which are not currently classified as non-accrual, but meet the criteria for classification as an impaired loan (i.e. loans for which the collection of all principal and interest amounts as specified in the original loan contract are not expected, or where management has substantial doubt that collection will be as specified but is still expected to occur in its entirety). We also plan to reiterate the disclosure stating that impaired loans are valued either at the fair value of the underlying collateral less costs to dispose if collateral dependent, or otherwise, at the present value of estimated future cash flows discounted at the original note rate. We plan to enhance our disclosure of impaired loans by including a presentation, in a tabular format which details impaired loans by collateral type, similar to the tabular presentation of non-performing loans in note (a) on page 40 of our 2008 annual report on Form 10-K and page 30 of the Form 10-Q for quarter ended June 30, 2009.  We also plan to detail the changes in our estimate of the allowance for loan losses directly attributable to changes in impaired and nonaccrual loans and to continue to discuss changes in other quantitative and qualitative factors when applicable.

Original Comment

Non-Performing Assets, pages 40-42

3.	Please revise your future filings to provide disclosure of potential problem loans pursuant to Item III C 2 of Guide III.

Management’s Response

Please see our response to comment number 2 above which we believe also addresses this item.

Original Comment

Item 8. Financial Statements and Supplementary Data Notes to Consolidated Financial Statements Note 11 - Income Taxes, pages 84-85

4.
We note that you recognized a pre-tax loss for the years ended December 31, 2008 and December 31, 2007 and the interim periods ended March 31, 2009 and June 30, 2009. Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically tell us the facts and circumstances you used to determine whether each significant deferred tax asset was more likely than not to be realized. Tell us the positive and negative evidence you considered in your determination pursuant to paragraphs 23-24 and 102-103 of SFAS 109 and how that evidence was weighed. Consider the need to disclose in future filings early warning disclosures in MD&A and in the notes to the financial statements if a valuation allowance is reasonably likely in the near future.

Management’s Response

As of each of the reporting periods, December 31, 2008, March 31, 2009 and June 30, 2009, we performed a deferred tax asset recovery analysis as a part of our quarterly estimate of the Company’s provision for income taxes. For each period, the four principal components of our deferred tax assets are the temporary (or timing) differences relating to the allowance for loan losses, other than temporary impairment charges on an investment security, deferred compensation and the carry forward of net operating losses (NOLs). Over time, we expect the temporary differences to reverse and to reduce taxable income in the period in which they reverse. As each of these temporary differences along with our other less significant deferred tax assets relate to deductions that arise in the ordinary course of the business of banking, they share the characteristics which would classify the related deductions as ordinary in nature for tax purposes. Accordingly, upon reversal they are ordinary deductions and will reduce taxable income for the tax year and are not subject to separate limitations. Their deduction may create or increase net operating losses. Through 2008, we have substantially exhausted our net operating loss carryback potential and a substantial part of our losses incurred in 2009 will become a net operating loss carryforward for federal and state income tax purposes. Florida NOLs will begin to expire in 2028 and federal NOLs will begin to expire in 2029 if unused.

In performing the deferred tax asset recovery analysis each period, we considered the negative evidence associated with the net losses generated. We recognized a small loss during 2007, followed by a significant loss in 2008 and we expect a meaningful, but lower, loss for 2009.

Positive evidence we considered was that our recent losses include $13.0 million in asset valuation write downs related to CDOs collateralized by debt obligations of REITS and real estate companies and an equity security of a public company. These assets have essentially been written down to zero  and we do not expect future security losses to recur to the same extent. In 2007 we generated taxable income and, excluding the other than temporary impairment charges recognized in 2007, we generated pre-tax operating income for financial accounting purposes for the year.

As additional positive evidence, prior to our recent losses, the Company had a strong history of profitability and the Company remains adequately capitalized to survive the duration of the downturn. In the fourth quarter of 2008, management prepared a detailed budget for 2009 and updated the projections for the Company’s five year strategic and business plan, which projected a gradual recovery of our profitability and incorporated an expected lag in the recovery of our markets and thus our financial performance from the overall economic recovery in the next couple of years. As of December 31, 2008 and March 31, 2009, these projections were utilized in the deferred tax asset recovery analysis as positive evidence and indicated that the expected NOL for 2009 could be fully utilized along with the projected reversal and utilization of all other temporary differences within the upcoming three to five year period with a substantial margin for projection error before our deferred tax assets would require a valuation allowance. This margin would allow for substantially weaker financial results than what we believed to be a reasonable projection of future income as of these reporting dates.

Our analysis, current operating results and projections indicate that the Company’s operations are not structurally unprofitable, but are being impacted in the near term by the economic recession and severe decline in real estate values. As the economy recovers, loan losses due to borrowers’ non-performance and declines in real estate values should subside from their current levels. The significant level of unusual workout and problem asset management costs we are currently incurring will also decline. The growth in the Company’s earning assets, deposits and banking franchise over the last few years provide a base for increasing revenue growth as the economy of our markets improves. We consider this additional positive evidence in our evaluation of the realizability of our deferred tax assets.

Subsequently, we have incurred greater losses during the first and second quarters of 2009 due principally to higher levels of non-performing loans than we previously estimated. Accordingly, during the second quarter of 2009, management revised and updated the 2009 forecast and five year plan to take into account this trend and expected further potential deterioration of economic factors based upon the facts and circumstances available at the time. These revised projections continue to provide a substantial margin of support for the full recovery of our deferred tax assets within a three to five year timeframe.

After assessing the negative and positive evidence at each reporting date, December 31, 2008, March 31, 2009 and June 30, 2009, we believed there to be a greater than 50 percent likelihood that all of our deferred tax assets will be realized. Accordingly, no valuation allowance has been recorded.

In our most recent Form 10-Q filed on August 10, 2009 for the quarter ended June 30, 2009, we included a subsection entitled, “Changes in the Company’s projected taxable income, the incurrence of additional net operating losses and other changes in estimates and assumptions may require valuation allowances to be recognized for deferred tax assets” in the risk factors section. Additionally, we included the following statement in Note 1 – Basis of Presentation and Accounting Policies of the Unaudited Notes to Consolidated Financial Statements:

Based on the Company’s earnings history and projected future taxable income, management has determined that no valuation allowance was required at June 30, 2009 or December 31, 2008. Management regularly analyzes the need for valuation allowances against deferred tax assets. If our future operating results vary significantly from our currently projected future taxable income, future analyses may result in the need for or subsequent increases in such valuation allowances which may be material to the financial condition and results of operations of the Company.

We will continue to include these disclosures in our future filings and will include an enhanced discussion of our analysis in the MD&A section and the notes to the financial statements if a valuation allowance is reasonably likely in the near future.

Original Comment

Note 14 - Shareholders' Equity and Minimum Regulatory Capital Requirements, page 88

5.	Please tell us and revise future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

•	clearly identify the assumptions used to calculate the fair value of the preferred stock;
•	clearly identify how you determined the relative fair value of the preferred stock and warrants;
•	clearly identify how those factors were considered in the calculation of the accretion amount reported; and
•	quantify the discount rate used to value the preferred stock.

Management’s Response

We affirm that we will include in future filings a discussion of the significant assumptions and factors utilized in the recording of the issuance of preferred stock and warrants to the U.S. Treasury:

The fair value of the preferred stock was determined using a discount rate of 13% and an assumed life of 10 years and resulted in an estimated fair value of $23.1 million. The fair value of the warrant was determined using the Black-Scholes Model utilizing a 0% dividend yield, a 2.67% risk-free interest rate, a 43% volatility assumption and 10 year expected life. These assumptions resulted in an estimated fair value of $2.9 million for the warrant. The $37.0 million of proceeds received were allocated between the preferred stock and the warrant based on their relative fair values. This resulted in the preferred stock being recognized at a discount from its $37.0 million liquidation preference by an amount equal to the relative fair value of the warrant. The discount is currently being accreted using the constant effective yield method over the first five years.

Original Comment

Signature Page

6.
Please confirm that Stephen Gilhooly has signed your 10-K, amended 10-K and 10-Q in his capacity as principal accounting officer in accordance with General Instruction D to Form 10-K. Please confirm that you will identify the principal accounting officer in future filings.

Management’s Response

We confirm that Stephen J. Gilhooly, Executive Vice President, Chief Financial Officer and Treasurer has signed our Form 10-K , amended Form 10-K and Form 10-Q in his capacity as principal accounting officer in accordance with General Instruction D to Form 10-K.  In addition, we confirm that we will clearly identify our principal accounting officer in our future filings.

Original Comment

Exhibits, General

7.	In future filings, please separately file and tag exhibits on EDGAR as exhibits and do not append them to the body of the reports.

Management’s Response

Due to human error in the EDGAR conversion process, the exhibits were inadvertently included in the body of the report. In future filings, we will separately file and tag exhibits on EDGAR as exhibits and will not append them to the body of the reports.

Original Comment

Item 11. Executive Compensation
Compensation Discussion and Analysis, page 11 of Definitive Proxy Statement on Schedule 14A

8.
Please tell us why you have not disclosed the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Management’s Response

No cash incentive compensation was paid to the Company’s named executive officers during 2008 or 2007. At the beginning of the year, based upon the projected operating results for the 2008 fiscal year, the Compensation Committee, Board of Directors and the named executive officers agreed that no cash based incentive compensation would be paid to the named executive officers along with certain other members of senior management. The compensation committee reaffirmed this decision during the fourth quarter of 2008.

Accordingly, there were no specific performance targets utilized during the 2008 fiscal year. The named officers and others’ general goals are presented on pages 18 and 19 of the Company’s 2009 Definitive Proxy filed on Schedule 14A. As discussed on page 14 in the section entitled Objectives of Our Compensation Programs, we stated “We rely upon judgment about each individual and not on rigid formulas or short-term changes in business performance in determining the amount and mix of compensation elements and whether each particular payment or award provides an appropriate incentive and reward for performance that sustains and/or enhances long-term shareholder value and encourages prudent risk taking.” We provided additional discussion on pages 17 and 18 in the section entitled Compensation Elements and Rationale for Pay Mix Decisions, especially in section (i) and (ii). On page 20, we stated “The Compensation Committee designs the annual incentive component of our compensation program to align Senior Officers’ pay with our annual (short-term) performance.” We go on to state what the payout targets would have been had the general short term goals (referring to those on page 18) been met.

During 2009, the Company began to provide for certain officers to receive annual cash incentive compensation based upon more specific goals. Based upon the same philosophy described above for 2007 and 2008, none of the named executive officers are eligible for annual cash incentive payments during 2009. In the future, any goals or performance targets will be disclosed as they become applicable to the named executive officers and the discussion thereof will be explicit in such future Compensation Discussion and Analysis sections of our Schedule 14A filings.

Accordingly, we do not believe that the disclosure of historical performance targets is not required due to the resultant competitive harm; rather, specific performance targets were not disclosed because no such targets were utilized other than those disclosed in our Definitive Proxy Statement on Schedule 14A.

Original Comment

9.
It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Management’s Response

Please refer to pages 14 and 15 of our proxy statement in the section entitled Compensation Consultant. Therein, we discussed that the Company engaged a compensation consultant during 2006 to perform a peer analysis. The component companies were disclosed in the Definitive Proxy Statement on Schedule 14A filed in 2007 for the 2006 fiscal year. No updated compensation studies have been subsequently performed and accordingly, the Company did not utilize benchmarks for any of the specific compensation components during 2007 or 2008 other than regarding the reaffirmation of equity based compensation of the Board of Directors in 2008.

Original Comment

Form 10-K/A Exhibits

10.
We note that you have filed the Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K for the year ended December 31, 2008 to amend Exhibits 32.1 and 32.2 to refer to the period ended December 31, 2008 as opposed to the period ended December 31, 2007. However, we note that you have filed an exhibit only amendment. Because the certification relates to the entire Form 10-K or 10-Q, the amendment should include the entire report. Please represent to the staff that you understand this rule and in the future, if it is necessary to amend your 906 certifications, you will file a full amendment to the Form 10-K.

Management’s Response

We understand the rule that the 906 certifications relate to the entire Form 10-K or 10-Q and accordingly, should it be necessary to amend our 906 certifications in the future, we will file a full amendment to the Form 10-K or 10-Q.

Original Comment

Exhibits 31.1 and 31.2

11.
We note that you have replaced the word "report" with "annual report" in several paragraphs of this certification and have deleted the word "and" in paragraph 4(d) in exhibits 31.1 and 31.2 and have included an extra "c" and "d" in paragraphs 4(c) and 4(d) of exhibit 31.2. In future filings, the certification should be revised to conform with Item 601(b)(31) of Regulation S-K.

Management’s Response

We acknowledge the inadvertent differences and typographical errors in our certifications and affirm that the certifications included in our future filings will conform to the requirements of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009 Item 1. Financial Statements
Note 1 - Basis of Presentation and Accounting Policies Investment Securities and Temporary Impairment. pages 8-9

Original Comment

12.
Please revise the discussion in future filings to refer to the guidance of FSP FAS 115-2 and 124-2 rather than SFAS 115 and EITF 99-20 since the recognition guidance in paragraphs 19-34 applies to debt securities classified as AFS and HTM that are subject to OTTI guidance within Statement 115, FSP 115-1 and 124-1 and EITF Issue 99-20, as amended by FSP EITF 99-20-1.

Management’s Response

In future filings, we will refer to the guidance of FSP 115-2 and 124-2 in our discussion of other than temporary impairment in our accounting policies section of the notes to financial statements.

Original Comment

13.
The staff notes the disclosure that $740 was recognized as OTTI on the company's three collateralized debt obligation investment securities for the three months ended June 30, 2009. Please revise the financial statements pursuant to paragraphs 35 and 36 of FSP FAS 115-2 and FAS 124-2 to clearly identify the net impairment loss recognized in earnings on the face of the statement of earnings.

Management’s Response

During the three months ended June 30, 2009, the $740,000 charge for other than temporary impairment represented the entire amount of the impairment on the related security. The security was written down to zero during the quarter and no amount was offset or recorded in other comprehensive income. Accordingly, as no such offset to other comprehensive income was recorded, the line item entitled  “Securities gains (losses), net”, on the face of the statements of operations, represents only realized gains and losses on investment securities and the entire amount of the OTTI charge during the period. Management does not feel an amendment to the June 30, 2009 Form 10-Q is necessary given the facts and circumstances of the situation and as verbally discussed with the SEC staff. As discussed with the staff, in future filings we will include the required disclosure in any period presented in which an OTTI charge was recorded, whether or not any portion of the impairment is recorded in other comprehensive income.

Original Comment

Note 2 - Investment Securities, pages 11-14

14.
Reference is made to the roll forward of the credit losses recognized in earnings for the three month period ended June 30, 2009 and the beginning balance as of April 1, 2009 (on page 14). Please revise future filings to provide the disclosure required by paragraph 42 of FSP FAS 115-2 and 124-2 with respect to OTTI recognized as of April 1, 2009 that you determined to be attributable to credit losses. Although these impairments were recognized in prior periods, we believe this disclosure will provide meaningful information as it relates to how you determine the portion of the OTTI that was credit related. In addition, this information should also be provided for periods in which an OTTI of a debt security is recognized and only the amount related to a credit loss was recognized in earnings.

Management’s Response

The cumulative losses, as of April 1, 2009, from impairments recognized in prior periods were entirely credit losses. In the Company’s future filings, in the event an OTTI charge is recorded and only the amount related to a credit loss is recognized in earnings, as required by paragraph 42 of FSP FAS 115-2 and 124-2, we will provide a detailed disclosure, by major security type, of the methodology and significant inputs used to measure the amount related to the credit loss.

Original Comment

Item 4. Controls and Procedures, page 36

15.
You disclose that your "disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to them by others within the Corporation." Rule 13a-15(e) under the Exchange Act requires that you conclude whether your disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and are also designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of June 30, 2009 and confirm that you will conform your disclosure in future filings.

Management’s Response

We confirm that, as of June 30, 2009, our disclosure controls and procedures met all of the requirements of Rule 13a-15(e) under the Exchange Act including specifically that our disclosure controls and procedures are effective to ensure that the information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are also designed to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Additionally, we will appropriately conform our disclosure in future filings.

Pursuant to your request and in connection with our response to your comments above, on behalf of TIB Financial Corporation (the “Company”), the undersigned hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stephen J. Gilhooly, Executive Vice President, Chief Financial Officer and Treasurer at (239) 659-5876 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

/s/ Stephen J. Gilhooly
Stephen J. Gilhooly Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)